CLETHA A. WALSTRAND

ATTORNEY AT LAW

1328 EAST 600 NORTH

BOUNTIFUL, UT  84010

OFFICE: 801-295-0089  FAX: 801-295-3458

cwalstrand@networld.com

December 28, 2005

United States Securities and Exchange Commission

Attn:  Mr. Jay Mumford

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

RNS Software, Inc.

Registration Statement on Form SB-2

Filed November 2, 2005

File No. 333-129388

Dear Mr. Mumford:

RNS Software, Inc., (the “Company”), has received your comment letter dated November 22, 2005, (“comment letter”) pertaining to the above referenced registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Summary

1.

Please briefly explain the nature of the “customer database” you will be selling to potential customers.

Response:

We are not selling any database.  We have compiled our own database of potential clients from a variety of industry sources.  Our database is for internal marketing use only.

2.

Please clarify whether you have sold any of your products to date.

Response:

We have not sold any of our products to date.  Prior management had sold a single copy of one product, a server license for multiple domains.  We have revised our disclosure to state that we have not sold any of our products do date.

Securities and Exchange Commission

Mr. Jay Mumford

December 28, 2005

3.

We note your references to Internet addresses, including your own internet address, here and on pages 11, 13 and 14. Please see footnotes 41-43 and the related text of SEC Release 33-7856 (April 28, 2000) regarding your responsibility for hyperlinked information and the related filing requirements.

Response:

We have reviewed SEC Release 33-7856 and will make our URL references inactive and have revised our disclosure to state that the URL is an inactive textual reference only and that any information on our website is not intended to be a part of this registration statement..

4.

Please briefly describe the nature of your “business plan,” including your activities for the next 12 months if your “business plan” differs from the discussion of your Plan of Operations on page 15.

Response:

Our Plan of Operations is our “business plan”, therefore we do not believe any additional disclosure is required.

5.

If your offering is limited to sales in certain states, please identify those states.

Response:

We have revised our disclosure, both in our summary and under our plan of distribution to indicate we are registering this offering in Colorado and California.

Risk Factors. page 3

6.

Please evaluate each of your subheadings and the text that follows to ensure that your risk factors clearly and specifically state the material risk to investors that is a consequence of the condition or uncertainty that you identify. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows or merely allude to the risk rather than disclose the risk and the possible result of the risk. If a risk factor is included in your prospectus, you should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your subheadings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. For example, but without limitation, the risk factor “Our revenues are difficult to predict…” does not disclose a specific risk to investors regarding your business prospects. Revise to disclose the risk that results from the inability to predict revenues from period to period. Similarly, the risk factors ‘We may not be able to compete…;” ‘We lack long-term client subscriptions...;” “If we don’t respond to rapid technological change...” and “We have only limited protection of our proprietary rights.. .” do not describe risks to investors. Revise your risk factor subheadings to disclose the risks that result from the conditions you describe.

Response:

We have revised our risk factors and headings to more accurately disclose actual risks to investors.

Securities and Exchange Commission

Mr. Jay Mumford

December 28, 2005

Use of Proceeds. Page 9

7.

Please clearly describe the proceeds to be paid to affiliates, including a description of the technology acquired through the technology purchase agreement from your CEO.

Response:

We have revised our use of proceeds section to more clearly describe payments to our President from the proceeds of this offering and to provide descriptive detail regarding the Technology Purchase Agreement.

8.

You indicate in the third paragraph on page 10 that if you “exceed the minimum” you intend to expend various amounts on maintenance of your website, marketing and software development. Revise your disclosure to clarify the priority of such expenditures. For example, if you exceed the minimum by $3,000, will that entire amount be spent on maintaining your website or will it be allocated among the activities listed above?

Response:

We have revised our discussion regarding the use of proceeds if we exceed the minimum to more clearly define how we intend to apply funds from the offering.

Description of Business, page 10

9.

Please describe the intellectual property rights, including trademarks, Mr. Susin sold to you pursuant to the technology purchase agreement dated May 6, 2005. Please indicate whether these trademarks are registered. Also, please briefly explain how the customer database was compiled.

Response:

Under the heading “Technology Rights”, we have included a description of the technology and trademarks.  Further we have identified that the trademarks are not registered.  We have also included a brief explanation as to how our customer database was compiled and that it is for internal use only.

10.

Revise your disclosure to explain the nature of the “SEC Doctor Search Engine Affiliate Program” referred to on your web site.

Response:

We have included a paragraph under the heading “Generating Revenue” that explains our SEC Doctor Search Engine Affiliate Program.

Compensation, page 17

11.

Please reconcile your disclosure that you have agreed to pay Mr. Susin up to $12,000 per year for management services with the disclosure that you value Mr. Susin’s management services at $400 per month. Please provide the compensation table as required by Item 402 of Regulation S-B.

Securities and Exchange Commission

Mr. Jay Mumford

December 28, 2005

Response:

We have revised our Compensation section to state that Mr. Susin will receive $400 per month and that our agreement is not a formal written agreement.  We have also included the requested compensation table.

12.

Please explain how you are able to conclude that “there are no formal employment arrangements in place.” We note that you “have agreed to pay Mr. Susin up to $12,000 per year for his management services,” that the services are “valued at $400 per month” and that you “have agreed to reimburse Mr. Sushi for expenses incurred” on your behalf. Please file as exhibits any compensation agreements with Mr. Susin, whether oral or written. Please see Item 601(b)(10)(ii)(A) of Regulation S-B.

Response:

See response #11 above.  We have included a description of our agreement as an exhibit to this amended registration statement.

13.

Revise your disclosure to better explain what is meant by the statement “We do not anticipate formalizing this arrangement.” Based on the terms described in the preceding sentences of this paragraph, it would appear that such arrangement has been formalized.

Response:

We have deleted any reference to formalizing this arrangement.

Market for Common Stock, page 19

14.

You state you have six shareholders. Please reconcile such disclosure with your disclosure described in Item 26 on page 36.

Response:

We have revised this section to reflect that we currently have three shareholders.

Financial Statements, page 26

General

15.

Please update the financial statements to include your most recent interim period as required by Item 310(g) of Regulation S-B.

Response:

We have included unaudited financial statements as of September 30, 2005.

16.

Provide a currently dated consent from your independent public accountants with your next amendment.

Response:

A currently dated consent from our independent public accountants is included as an exhibit to our amended registration statement.

Securities and Exchange Commission

Mr. Jay Mumford

December 28, 2005

Note 1. Nature and Continuance of Operations

17.

Please revise your filing to disclose your fiscal year.

Response:

We have revised the footnote to disclosure the fiscal year.

Exhibits, page 36

18.

Please file the Technology Purchase Agreement as an exhibit to your registration statement. In addition, to the extent applicable, please also file the agreements memorializing the terms of the $7,500 and the $12,500 loans from Mt Susin to the Company.

Response:

We have included the Technology Purchase Agreement as an exhibit to this amended registration statement.  We have also included copies of the notes from

Mr. Susin in the amounts of $7,500 and $12,500 as exhibits to this amended registration statement.

At such time as RNS requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request, acknowledging that:

•

should the Commission or the staft acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

enclosures